Ourobio - Profit & Loss

	2023	YTD
Revenue	$114,521	$114,521
Cost of Sales	$15,548	$15,548
Gross Profit	**$98,973**	**$98,973**
Operating Expenses (OPEX)	$247,322	$247,322
Earnings Before Interest & Tax	**($148,348)**	**($148,348)**
Other Income	$60,006	$60,006
Other Expenses	$29,830	$29,830
Net Other Income	**$30,175**	**$30,175**
Net Income	**($118,173)**	**($118,173)**

Ourobio - Balance Sheet Statement

	2023	YTD
Assets		
Cash and Equivalents	$83,215	$83,215
Accounts Receivable	$0	$0
Other Current Assets	$293	$293
Total Current Assets	**$83,509**	**$83,509**
Fixed Assets	$1	$1
Investments or Other Non-Current Assets	-	-
Total Assets	**$83,510**	**$83,510**
Liabilities		
Accounts Payable	$10,003	$10,003
Credit Cards	$2,192	$2,192
Other Current Liabilities	$14,510	$14,510
Total Current Liabilities	**$26,705**	**$26,705**
Long Term Liabilities	$235,388	$235,388
Total Non-Current Liabilities	**$235,388**	**$235,388**
Total Liabilities	**$262,093**	**$262,093**
Equity		
Equity	($178,583)	($178,583)
Total Equity	**($178,583)**	**($178,583)**
Total Liabilities & Equity	**$83,510**	**$83,510**

Ourobio - Cash Flow Statement

	2023	YTD
Operating Activities		
Net Income	**($118,173)**	**($118,173)**
Adjustments	$29,830	$29,830
Change in Accounts Payable	$10,003	$10,003
Change in Accounts Receivable	$0	$0
Change in Other Current Assets	($293)	($293)
Change in Credit Card Payable	($935)	($935)
Cash Flow from Operating Activities	**($79,568)**	**($79,568)**
Investing Activities		
Change in Fixed Assets	$0	$0
Cash Flow from Investing Activities	**$0**	**$0**
Financing Activities		
Change in Other	$85,388	$85,388
Change in Retained Earnings	$0	$0
Cash Flow from Financing Activities	**$85,388**	**$85,388**
Change in Cash & Equivalents	**$5,819**	**$5,819**
Cash & Equivalents, Opening Balance	$77,396	$77,396
Cash & Equivalents, Closing Balance	$83,215	$83,215